

March 18, 2022

Lei Huang
Co-Chief Executive Officer
TradeUP Global Corporation
437 Madison Avenue, 27th Floor
New York, New York 10022

> **Re: TradeUP Global Corporation**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed February 24, 2022**
> **File No. 333-260418**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4 filed February 25, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 184

1.   Update the pro forma balance sheet to be as of the end of the most recent period for which a consolidated balance sheet of the registrant is presented pursuant to 11-02(c)(1) of Regulation S-X.

2.   We note your response to comment 4 and considered all circumstances under which the warrants were issued. Since the warrants on redeemable Series Pre-A shares create a conditional obligation for the Company to repurchase its shares for cash (or other assets), the warrants are liabilities under ASC 480-10-25-8 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. Please note further guidance in ASC 480-10-55-3 and revise your presentation in your historical financial statements and the pro forma financial information.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 187</u>

3.   Please revise to present TradeUP Global's statement of operations for the fiscal year ended 2021 and update SAI 's Statement of Operations for a 12-month period that is brought up to within one fiscal quarter of that fiscal year end. Refer to Instruction 1 to Article 11-02(c)(3) of Regulation S-X.

<u>SAI's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Capital Expenditures, page 237</u>

4.   We note the costs of building out, leasing and maintaining your hosting and self-mining facilities constitute a significant portion of your capital and operating expenses. Tell us how you considered if the arrangement for the build-out of your data centers and your occupancy of the completed space contain a lease. If data center lease commitments are reasonably likely to materially impact your financial condition, results of operations, or liquidity, please disclose your future lease commitments (including lease incentives if any) as of the most recent practicable date.

<u>SAI's Management's Discussion of Financial Condition and Results of Operations</u>
<u>Quantitative and Qualitative Disclosures about Market Risk</u>
<u>Foreign Currency Risk, page 239</u>

5.   Please update your disclosure to clarify how your operating activities and assets and liabilities are currently denominated. Address the extent of your exposure to the Kazakhstan Tenge, including how the loss of its value, along with the Russian ruble, in the wake of the Russian financial sanctions related to the Ukrainian war, may impact your operating results, if at all.

<u>SAI Tech Limited Notes to Unaudited Condensed Consolidated Financial Statements</u>
<u>16. Parent Only Information, page F-68</u>

6.   Refer to footnote 1 hereunder. Please make clear if the amount due from subsidiaries and VIE of $3.2 million for Series Angel and Series Pre-A preferred shares includes $1.8 million from the exercise of the warrants for 9,864,312 Series Pre-A Preferred shares. Further confirm to us that your receipt of $3.2 million and $1.8 million proceeds are reflected as an adjustment to the pro forma balance sheet.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David C. Buck